SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Generation and Liquidity

Capacity grows to a peak of 450 flights a day to meet a 5% increase in passenger demand;

Consolidated gross sales of R$886 million, with an average load factor of 84.5%;

GOL generated net cash of R$3 million/day.

São Paulo, December 7, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides its Investor Update for the month of November of 2020. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Since the last monthly update on November 18, 2020, GOL increased its capacity to an average of 369 flights per day, a 2% increase from an average of 363 daily flights in October. On peak days, the Company operated 450 daily flights in November to service the increase in demand for air travel. GOL’s consolidated gross sales for the month were R$886 million and the average load factor was 84.5%, notably higher than the previous months.

During GOL’s Black Friday campaign in November, more than half a million tickets were sold. These advanced sales work in tandem with GOL’s network capacity management to plan for demand in a sustainable and cost-effective way, while increasing operating profitability and cash flow generation at superior levels to its peers. Furthermore, these sales are a favorable indicator of consumer behavior with respect to domestic air travel.

“The good results in November, stimulated by strong Black Friday sales, adds to our confidence that we will see continued demand for travel during Brazil’s summer season. We planned our flight network to ensure capacity is adequately matched with market demand,” said Paulo Kakinoff, CEO. “GOL has continuously proved itself to be a leader in the aviation industry when it comes to flexibility and speed of adaptability in face of the adversities deriving from this pandemic.”

The Company ended November 2020 with a total fleet of 127 B737s. With 94 aircraft operating in its network, daily flight operations increased 2% over October 2020 and were equivalent to 51% of the same period last year. During the month, GOL increased frequencies in its hubs at Congonhas, Santos Dumont and Salvador. The current network represents even higher levels of connectivity compared to the beginning of the year, with more destinations and faster connections. As a result, GOL is positioned for growth in both major and regional markets.

After approximately 20 months of tests and investigations, the FAA authorized airlines to resume Boeing 737 MAX flights in the USA, and on November 25, ANAC approved the return of the aircraft operation in Brazil. GOL estimates that its seven MAX-8 will return to operation in its fleet by the end of 2020.

Kakinoff added: “We have trained our pilots and undertaken technical flights for the return of the MAX aircraft, and we are confident that it is one of the safest and most efficient aircraft in the world. The MAX is an important reinforcement to our fleet for the high season, enabling us to more effectively manage our network while also gaining the benefits of its 15% fuel efficiency over the NG and longer flight distances."

GOL’s single fleet type of Boeing aircraft is a competitive advantage to the airline, enabling it to operate with the lowest and most variable cost structure among its peers. The return of the MAX will enable GOL to resume high aircraft utilization and expand its network, predominantly concentrated in Brazil. Additionally, it will be a main catalyst of unit cost reductions in future years as GOL continues to take measures to strengthen its balance sheet and increase profitability.

Delivering Positive Cash Flow Ahead of Schedule

In November 2020, there was a 35% increase in the search for GOL airline tickets, compared to October 2020. On specific dates this metric was higher than the same day in 2019, an important sign of returning consumer confidence. Because of this greater interest, the Company recorded a 20% increase in sales across all channels when compared to October 2020.

1	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Generation and Liquidity

During the month, GOL generated net cash (“earn”) of R$3 million/day, including full payment of debt service and financial expenses, which is an improvement compared to the net cash consumption of R$3 million/day that GOL had forecast for this period.

Richard Lark, CFO stated: “This is the first month that GOL has generated positive net cash flow since the beginning of the crisis, as opposed to net cash consumption. We see this as an important milestone in our recovery.”

For December 2020, assuming expected revenues and same items described above, GOL estimates a net cash generation (“earn”) of approximately R$3 million/day. For the first quarter of 2021, the Company is conservatively estimating net cash consumption is R$2 million/day.

Preserving the Company’s Balance Sheet Liquidity

GOL ended the month with approximately R$2.3 billion in total liquidity. Including the financeable amounts of deposits and unencumbered assets, the Company’s potential liquidity sources total approximately R$6 billion. The average maturity of the Company’s long-term debt, excluding aircraft leases and perpetual notes, is approximately three years.

Based on conservative assumptions, and with the increase in operational volumes and sales, GOL has improved its operating cash flow equilibrium. The Company estimates that it has sufficient liquidity to finance its working capital, expenses and debt service during this growth phase.

“We have addressed all the relevant financial obligations provided for in our cash flow, and we have a solid partnership with the main providers of working capital. The financial management since the beginning of this pandemic reflects GOL’s commitment to its investors. We are keeping our focus on having a sound capital structure and strengthening the balance sheet through the continued recovery,” added Richard Lark, CFO.

Adjusting Fleet Structure to Efficiently Increase Capacity to Meet Demand

Through the end of November 2020, GOL reduced its fleet by 12 Boeing 737 leased aircraft and plans to return two additional aircraft in December 2020. Aircraft returns were part of the last year’s fleet plan and did not require contractual alterations, as the Company’s plan had already incorporated the flexibility to adjust to the volatility of the air travel business.

GOL has also retained even more asset flexibility, as its existing contracts allow it to reduce its fleet by up to another 30 aircraft in 2021-2022 if needed, which can be further reduced if demand trends lower. Additionally, the Company reduced its 2020-2022 Boeing 737 MAX deliveries by 34 aircraft.

These cancellations represent a definitive reduction in capital expenditures for aircraft acquisition advances (PDPs) and address the Company’s capacity planning for the coming years, with plans to fully finance all aircraft expenditures and engine overhauls remaining in 2020. GOL has an order book of 95 aircraft scheduled for delivery in 2022-2032 which provides us with significant flexibility to respond to growth opportunities.

The Company’s fleet operating model will continue to provide significant competitive advantages. GOL does not have widebody aircraft or aircraft financed in capital markets structures, EETCs or finance leases. Its fleet consists of 100% operating leases and narrow-body aircraft that can operate in all domestic, regional and international markets.

Enhancing GOL’s Cost Advantage

Matching capacity to demand has always been a competitive advantage in the Company’s fleet management. November 2020 showed continued demand recovery over October 2020 and provided better visibility into the last quarter of the year. GOL maintains significant flexibility to respond to the prevailing demand trends.

2	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Generation and Liquidity

In December, GOL is increasing its capacity to approximately 480 flights per day, and nearly 600 daily flights on peak days, placing the Company’s operations at over 80% of the domestic flight schedule in December 2019. During this current month, GOL will be operating 99 aircraft in its network.

GOL’s aircraft contracts are adjusted to the expected recovery of demand for the end of 2020 and in 2021 and also will provide an effective reduction in the Company’s unit operating costs. Additionally, GOL has reduced its fixed costs by converting a portion of its monthly lease payments to variable power-by-the-hour.

In addition, when the MAX resumes its operation, this will increase our cost savings, as a MAX-8s consumes 15% less fuel than a 737-800 NG aircraft. For 4Q20, GOL expects to maintain personnel costs reduced at up to 40% of pre-pandemic levels. Having converted a significant portion of fixed payroll and fleet costs into variable costs, the Company is well-positioned to expand its market unit cost leadership.

“Our single-type fleet operating model, variable cost structure and dominant position in Brazil’s high-density traffic hubs enables us to quickly add routes to meet demand, while maintaining discipline on capacity and profitability,” said Celso Ferrer, VP of Operations.

These competitive advantages are further evidenced by the actions of GOL’s stakeholders who have supported the Company during this global crisis. GOL Management fully honored its commitments with the global capital markets and the Company is the only airline in Latin America to have returned capital to investors in 2020. GOL expects these actions will continue to define the Company, and it counts on the continued support and trust of GOL’s stakeholders and partners investing in the recovery of the Brazilian market.

Building Trust with the Resumption of Travel

During the months of January to November, the Company obtained the top rating on the Consumidor.gov.br portal, leading in the Solution Index, the Satisfaction Index and the Average Response Time.

“Through our values of Service and Safety, our Customers are increasingly confident in flying. We are working on every front, including ticket sales, customer service, boarding, the in-flight experience and disembarkation services, to ensure that our travelers are comfortable with the entire flight experience. We believe Customers will want to fly with the airline they trust most on Service and Safety, both during and after the pandemic,” said Eduardo Bernardes, VP of Sales and Marketing.

In response to the pandemic, GOL reinforced all of its procedures to ensure the Health and Safety of its Customers and Employees, with increased attention to the cleaning of aircraft, including the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin and the cockpit.

GOL’s aircraft have HEPA air filters, which eliminates 99.9% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. In addition, each set of 3 to 7 seats rows has its own air circulation system, making minimal air circulation among passengers.

Communication has been a priority in GOL’s operations. Airport Employees and Crew members are fully prepared advising Customers on social distancing measures and on-board health and safety practices. In addition, the Company has observed exemplary behavior of travelers in relation to their concern for their own safety and that of everyone around them.

As a result of these actions taken by the Company, its Employees and its Customers, on average, active GOL Employees have tested positively for COVID-19 only once in every 1,478 flights, a remarkably low rate, of which the Company is proud.

3	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Generation and Liquidity

Key Metrics – November 2020 (preliminary and unaudited)

Liquidity	November/2020	∆ October/2020
Total liquidity Deposits Unencumbered assets	R$2.3 billion R$2.2 billion R$1.3 billion	+4% -4% 0%
Net Cash generated¹	November/2020	∆ October/2020
Cash inflows Cash outflows Net cash generated (“earn”)	R$30 MM/day R$(27) MM/day R$3 MM/day	+22% -9% NM
Fleet	November/2020	∆ October/2020
Total (average) Grounded aircraft (average) Operating aircraft (average) Flights per day (average) Network destinations²	127 32 94 369 (51% of 2019) 63 (89% of 2019)	-1 -8 +7 +2% +0%
Operating Results	November/2020	∆ October/2020
Seats (000) ASK (million) Load factor Consolidated gross sales (R$MM) Consolidated gross revenue (R$MM)	1,948 2,254 84.5% 886 559	-2% -3% +6.5 p.p. +6% -7%

1- Including full payment of financial expenses. 2- Excludes codeshare and interline

4	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Generation and Liquidity

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

****

5	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer